UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number 1-13175
VALERO ENERGY CORPORATION THRIFT PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
San Antonio, Texas
June 28, 2010

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Investments:
Valero Energy Corporation common stock	$198,925,762	$275,046,858
Common/collective trusts	346,976,790	295,672,804
Mutual funds	356,211,233	247,885,450
Self-directed investments	171,383,566	125,323,099
Money market security	—	437,658

Investments at fair value	1,073,497,351	944,365,869
Participant loans	39,188,060	37,243,533

Total investments	1,112,685,411	981,609,402

Receivables:
Interest and dividends	500,245	495,527
Due from brokers for securities sold	76,274	34,533

Total receivables	576,519	530,060

Cash	473,361	345,395

Net assets available for benefits before adjustment	1,113,735,291	982,484,857

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,632,469	28,009,150

Net assets available for benefits	$1,126,367,760	$1,010,494,007

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
Investment income (loss):
Interest income	$2,559,899	$3,662,334
Dividend income	20,396,006	31,634,539
Net appreciation (depreciation) in fair value of investments	82,338,217	(879,558,757)

Total investment income (loss)	105,294,122	(844,261,884)

Contributions:
Employee	71,097,615	78,823,216
Employer, net of forfeitures	36,619,217	37,921,715

Total contributions	107,716,832	116,744,931

Asset transfers in from Valero Energy Corporation Savings Plan	424	153,803

	213,011,378	(727,363,150)

Deductions from net assets:
Withdrawals by participants	(95,746,922)	(157,544,137)
Administrative expenses	—	(111,852)

Total deductions	(95,746,922)	(157,655,989)

Asset transfers out to Valero Energy Corporation Savings Plan	(1,390,703)	(151,191)

	(97,137,625)	(157,807,180)

Net increase (decrease) in net assets available for benefits	115,873,753	(885,170,330)

Net assets available for benefits:
Beginning of year	1,010,494,007	1,895,664,337

End of year	$1,126,367,760	$1,010,494,007

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero is a publicly held independent refining and marketing company with approximately 21,000 employees. As of December 31, 2009, Valero owned 15 refineries in the United States, Canada, and Aruba with a combined total throughput capacity of approximately 2.8 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®. Valero also operated seven ethanol plants in the Midwest with a combined capacity of approximately 780 million gallons per year.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Energy Corporation Thrift Plan (Thrift Plan) provides only general information. Participants should refer to the plan document for a complete description of the Thrift Plan’s provisions.
General
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective November 1, 2009, a portion of the Thrift Plan was designated as an employee stock ownership plan (ESOP), as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code), and Department of Labor Regulation §2550.407d-6. The Thrift Plan is now comprised of an ESOP portion and a non-ESOP portion. The ESOP portion consists only of investments in Valero common stock. A dividend payout feature allows participants to elect to receive any future dividends from Valero common stock in cash as taxable distributions or to continue to have such dividends reinvested in the Thrift Plan. The designation as an ESOP has no other effect on benefits under the Thrift Plan.
Valero is the plan sponsor. The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Thrift Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Following the merger of Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) into Bank of America, N.A. (BANA) on November 2, 2009, BANA became the successor trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Thrift Plan.
Participation
Participation in the Thrift Plan is voluntary. Employees are immediately eligible to participate in the Thrift Plan and receive employer matching contributions. However, retail store and certain other retail employees are not eligible to participate in the Thrift Plan as they are eligible to participate in the Valero Energy Corporation Savings Plan (the Savings Plan), another plan sponsored by Valero.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In the second quarter of 2009, Valero acquired certain ethanol facilities from VeraSun Energy Corporation (VeraSun) and employees of those facilities became employees of Valero (ethanol employees). Beginning April 1, 2009, ethanol employees located at the Valero headquarters became immediately eligible to participate in the Thrift Plan and receive employer matching contributions.
Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service for vesting purposes. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service.
Asset Transfers
From time to time, asset transfers occur between the Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.
Contributions
Participants can make basic contributions of not less than 1% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their annual total salary. Annual total salary represents a participant’s annual base salary together with commissions, overtime, job upgrade pay, and shift differential pay and is not reduced for pre-tax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero’s FlexPlan benefits program nor for pre-tax contributions under the Thrift Plan itself. Unused vacation pay paid to participants following a separation from service is not included in the definition of annual total salary. The definition of annual total salary excludes bonus payments unless participants affirmatively elect to include bonus payments as part of their annual total salary. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions to the Thrift Plan and, effective April 1, 2007, a participant can also make an eligible Roth 401(k) rollover contribution to the Thrift Plan. For the years ended December 31, 2009 and 2008, rollover contributions totaled $1,697,958 and $3,173,903, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. Effective January 1, 2008, the definition of compensation was revised to include compensation paid by the later of (i) 2 1/2 months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the compensation would have been paid to the employee during his employment.
Participants elect to make pre-tax and/or after-tax contributions to the Thrift Plan. Federal income taxes on pre-tax contributions are deferred until the time a distribution is made to the participant. Effective April 1, 2007, participants may also make designated Roth 401(k) contributions to the Thrift Plan, which are included in the participant’s gross income at the time of the contribution. The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. The limit was $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively. All or any portion of an eligible participant’s catch-up contribution can be designated as a Roth
401(k) catch-up contribution.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Through December 31, 2009, Valero made an employer contribution to the Thrift Plan equal to $0.75 for every $1.00 of participating employees’ contributions up to 8% of total annual salary. Effective January 1, 2010, Valero will make an employer contribution equal to $1.00 for every $1.00 of participating employees’ contributions up to 6% of total annual salary. Cash bonuses are excluded from the participant’s annual total salary for purposes of calculating the matching contribution.
All employer contributions are made in cash and are invested according to the investment options elected for the employee contributions.
Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts. Employee accounts include pre-tax contributions, after-tax contributions, designated Roth 401(k) contributions, rollovers, and Roth 401(k) rollovers.
Vesting
Participants are vested 100% in their employee account at all times. Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.
On July 1, 2008, Valero sold its refinery in Krotz Springs, Louisiana to Alon Refining Krotz Springs, Inc., a subsidiary of Alon USA Energy, Inc. Effective July 1, 2008, participants who ceased to be an employee as a result of the sale of the Krotz Springs Refinery became fully vested in their employer accounts.
Effective June 1, 2010, Valero sold its refinery in Delaware City, Delaware to wholly owned subsidiaries of PBF Energy Partners Company LLC. As a result of the sale, employees at the Delaware City Refinery were terminated by Valero. Those terminated employees who were participants in the Thrift Plan became fully vested in their employer accounts if they were not yet fully vested.
Forfeitures
The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision may be reinstated.
Valero’s employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. Employer contributions for the years ended December 31, 2009 and 2008 were reduced by $654,390 and $205,738, respectively, related to forfeited non-vested accounts. As of December 31, 2009 and 2008, forfeited non-vested accounts available to reduce future employer contributions were $54,431 and $415,977, respectively.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, mutual funds, common/collective trusts, and other self-directed investments.
Participants may not designate more than 20% of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in Valero common stock.
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:
•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Thrift Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of pre-tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Thrift Plan for a period of at least six months.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.
Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Thrift Plan until their accounts are distributed.
Effective January 1, 2008, the Thrift Plan was amended to allow participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
or any portion of their account. Effective September 12, 2008, the Thrift Plan was amended to provide certain relief to a participant whose principal residence on September 12, 2008 was located in the Hurricane Ike disaster area and who sustained an economic loss by reason of Hurricane Ike.
Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2009, interest rates on outstanding participant loans ranged from 4.25% to 11.0% and maturity dates ranged from January 2010 to November 2024. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.
Plan Expenses
The Thrift Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Thrift Plan are paid by Valero. Valero also provides certain other services at no cost to the Thrift Plan. Investment expenses relating to individual participant transactions, such as redemption fees, are deducted from the respective participant’s account. Certain transaction costs associated with self-directed investments were included in administrative expenses in the statements of changes in net assets available for benefits.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Thrift Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Subsequent Events
Management has evaluated subsequent events that occurred after December 31, 2009 through the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Accounting Standards Codification
As of December 31, 2009, the Thrift Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification, or ASC) which became the single source of authoritative non-governmental accounting principles under GAAP, superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Thrift Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.
Valuation of Investments
The Thrift Plan’s investments are stated at fair value as described in Note 4.
In September 2009, ASC Topic 820, “Fair Value Measurements and Disclosures,” was modified to provide guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. The guidance permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as the nature of any restrictions on the plan’s ability to redeem its investment and any unfunded commitments. This guidance is effective for periods ending after December 15, 2009. The Thrift Plan’s adoption of this guidance for the year ended December 31, 2009 did not affect the Thrift Plan’s financial position or results of operations, but did result in additional disclosures, which are provided in Note 4.
In January 2010, ASC Topic 820 was modified to require (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 and reasons for the transfers and (ii) information about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, ASC Topic 820 clarified existing disclosure requirements for (i) disclosures by class of assets and liabilities and (ii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be effective for fiscal years beginning after December 31, 2010. The adoption by the Thrift Plan of this guidance effective January 1, 2010 is not expected to affect the Thrift Plan’s financial position or results of operations, but will result in additional disclosures.
Participant Loans
Participant loans are carried at their outstanding principal balances.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
The Thrift Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3. Investments
Investments that represent 5% or more of the Thrift Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Valero Energy Corporation common stock	$198,925,762	$275,046,858
Retirement Preservation Trust (contract value of $186,780,325 and $201,501,428, respectively)	174,147,856	173,492,278
American Funds EuroPacific Growth Fund	104,366,389	71,004,249
American Funds Growth Fund of America *	70,572,134	50,215,317

*	As of December 31, 2008, this investment is less than 5% of the Thrift Plan’s net assets available for benefits but is shown in the above table for comparative purposes only.
The Thrift Plan’s investment in shares of Valero common stock represents 18.5% and 29.1% of total investments at fair value as of December 31, 2009 and 2008, respectively. The closing price for Valero common stock was $16.75 and $21.64 on December 31, 2009 and 2008, respectively. As of June 23, 2010, the closing price for Valero common stock was $18.16.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
During the years ended December 31, 2009 and 2008, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
Valero Energy Corporation common stock	$(58,956,090)	$(616,214,218)
Mutual funds	81,443,918	(143,284,909)
Common/collective trusts	33,810,049	(52,907,565)
Self-directed investments:
Common stock	18,257,583	(49,185,556)
Mutual funds	7,600,683	(17,595,250)
Preferred stock	130,621	(153,744)
Corporate bonds	155,801	(212,101)
Government bonds	(104,348)	(5,414)

Net appreciation (depreciation) in fair value of investments	$82,338,217	$(879,558,757)

For the years ended December 31, 2009 and 2008, dividend income included $7,435,942 and $7,283,042, respectively, of dividends paid on Valero common stock.
The average yields earned by the Thrift Plan on its investment in the Retirement Preservation Trust were 2.35% and 9.49% for the years ended December 31, 2009 and 2008, respectively. The average yields earned by the Thrift Plan on its investment in the Retirement Preservation Trust with an adjustment to reflect the actual interest rate credited to participants in the Thrift Plan were 2.57% and 4.10% for the years ended December 31, 2009 and 2008, respectively.
Certain events could limit the ability of the Thrift Plan to transact at contract value with the issuers of the contracts held by the Retirement Preservation Trust. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2009, the occurrence of any of these events, which could limit the Thrift Plan’s ability to transact at contract value with participants, is not considered probable.
4. Fair Value Measurements
A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Thrift Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Thrift Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The valuation methods used to measure the Thrift Plan’s financial instruments at fair value are as follows:
•	Valero Energy Corporation common stock, mutual funds, and self-directed investments are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market securities represent interest-bearing cash and are therefore categorized in Level 1 of the fair value hierarchy.

•	Common/collective trusts are stated at fair value as determined by the issuers of the funds and are categorized in Level 2 of the fair value hierarchy. The fair values of the Thrift Plan’s investments in the BlackRock LifePath Portfolios, the KeyBank Employee Benefit Small Cap Value Trust, and the Merrill Lynch Equity Index Trust are based on the fair values of the underlying assets. The fair value of the Retirement Preservation Trust, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuers using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. There are no imposed restrictions as to the redemption of these investments.
The tables below present information about the Thrift Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2009 and 2008.

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Valero Energy Corporation common stock	$198,925,762	$—	$—	$198,925,762
Common/collective trusts:
BlackRock LifePath Portfolios	—	123,468,352	—	123,468,352
KeyBank Employee Benefit Small Cap Value Trust	—	6,564,730	—	6,564,730
Merrill Lynch Equity Index Trust	—	42,795,852	—	42,795,852
Retirement Preservation Trust	—	174,147,856	—	174,147,856
Mutual funds:
Foreign funds	104,366,389	—	—	104,366,389
Large-cap funds	170,526,875	—	—	170,526,875
Mid-cap funds	22,465,663	—	—	22,465,663
Small-cap funds	10,736,645	—	—	10,736,645
Bond funds	48,115,661	—	—	48,115,661
Self-directed investments:
Common stock	102,968,966	—	—	102,968,966
Mutual funds	31,209,873	—	—	31,209,873
Money market securities	33,174,124	—	—	33,174,124
Other self-directed investments	4,030,603	—	—	4,030,603

Investments at fair value	$726,520,561	$346,976,790	$—	$1,073,497,351

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Valero Energy Corporation common stock	$275,046,858	$—	$—	$275,046,858
Common/collective trusts	—	295,672,804	—	295,672,804
Mutual funds	247,885,450	—	—	247,885,450
Self-directed investments	125,323,099	—	—	125,323,099
Money market security	437,658	—	—	437,658

Investments at fair value	$648,693,065	$295,672,804	$—	$944,365,869

5. Party-in-Interest Transactions
Certain Thrift Plan investments are shares of common/collective trusts, a money market security, and mutual funds managed by an affiliate of BANA, the trustee of the Thrift Plan and a party-in-interest with respect to the Thrift Plan. In addition, the Thrift Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Thrift Plan and a party-in-interest with respect to the Thrift Plan, provides accounting and administrative services at no cost to the Thrift Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
6. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts.
7. Tax Status
The Internal Revenue Service has determined and informed the Thrift Plan sponsor by a letter dated March 24, 2009, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
8. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Thrift Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$1,126,367,760	$1,010,494,007
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,632,469)	(28,009,150)
Amounts allocated to withdrawing participants	(473,761)	(345,073)
Deemed distributions of participant loans	(834,987)	(858,161)

Net assets available for benefits per the Form 5500	$1,112,426,543	$981,281,623

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Withdrawals by participants per the financial statements	$95,746,922	$157,544,137
Amounts allocated to withdrawing participants as of end of year	473,761	345,073
Amounts allocated to withdrawing participants as of beginning of year	(345,073)	(607,167)

Benefits paid to participants per the Form 5500	$95,875,610	$157,282,043

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Investment income (loss) per the financial statements	$105,294,122	$(844,261,884)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	(12,632,469)	(28,009,150)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	28,009,150	2,081,439

Investment income (loss) per the Form 5500	$120,670,803	$(870,189,595)

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	834,987	858,161
Deemed distributions of participant loans as of beginning of year	(858,161)	(438,553)

Net deemed distributions of participant loans per the Form 5500	$(23,174)	$419,608

VALERO ENERGY CORPORATION THRIFT PLAN
EIN: 74-1828067
Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009

Identity of Issue/Description of Investment	Current Value
Common stock:
*Valero Energy Corporation	$198,925,762

Common/collective trusts:
BlackRock LifePath 2015 Portfolio	12,570,693
BlackRock LifePath 2020 Portfolio	24,802,104
BlackRock LifePath 2025 Portfolio	29,230,882
BlackRock LifePath 2030 Portfolio	22,516,306
BlackRock LifePath 2035 Portfolio	12,717,402
BlackRock LifePath 2040 Portfolio	9,531,923
BlackRock LifePath 2045 Portfolio	4,569,327
BlackRock LifePath 2050 Portfolio	2,572,896
BlackRock LifePath Retirement Portfolio	4,956,819
KeyBank Employee Benefit Small Cap Value Trust	6,564,730
*Merrill Lynch Equity Index Trust	42,795,852
*Retirement Preservation Trust	174,147,856

Total common/collective trusts	346,976,790

Mutual funds:
American Funds EuroPacific Growth Fund	104,366,389
American Funds Growth Fund of America	70,572,134
Ariel Fund	18,080,510
BlackRock Basic Value Fund, Inc.	49,483,362
BlackRock Small Cap Growth Equity Portfolio	10,736,645
Pioneer Bond Fund	48,115,661
Vanguard Mid-Cap Index Fund (Investor Class)	4,385,153
Vanguard PRIMECAP Fund (Admiral Class)	50,471,379

Total mutual funds	356,211,233

Self-directed investments	171,383,566

*Participant loans (interest rates range from 4.25% to 11.0%; maturity dates range from January 2010 to November 2024)	39,188,060

Total investments	$1,112,685,411

*	Party-in-interest to the Thrift Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation Benefit Plans Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 28, 2010